Exibit 4.1

FIFTH INSTRUMENT OF ADDENDUM TO THE INSTRUMENT OF AGREEMENT ENTERED INTO ON AUGUST 4, 1994 BETWEEN THE STATE OF PARANÁ AND COMPANHIA PARANAENSE DE ENERGIA - COPEL

The STATE OF PARANÁ, a governmental entity, hereinafter simply referred to as STATE, in this act represented by its Governor, CARLOS ALBERTO RICHA and assisted by the State Treasury Secretary, MAURO RICARDO MACHADO COSTA, Planning and General Coordination State Secretary, JURACI BARBOSA SOBRINHO and State Attorney-General, PAULO SÉRGIO ROSSO, STATE and on the other hand, COMPANHIA PARANAENSE DE ENERGIA – COPEL, a mixed corporation, headquartered in the city of Curitiba, State of Paraná, located at Rua Coronel Dulcídio, 800, with Corporate Taxpayer’s ID (CNPJ) 76.483.817 -0001/20, hereinafter simply referred to as COPEL, in this act represented by its Chief Executive Officer, ANTONIO SÉRGIO DE SOUZA GUETTER and Chief Financial and Investor Relations Officer, ADRIANO RUDEK DE MOURA, resolve to make an addendum to the Instrument of Agreement entered into by both parties on August 4, 1994 and addenda, by means of the following clauses and conditions:

CLAUSE ONE

The subject-matter of this Instrument of Addendum is to consolidate the STATE’s reimbursement to COPEL referring to the transfer of credits the latter holds with the Federal Government, subject-matter of the Instrument of Agreement entered into by both parties on August 4,1994, as well as the as well as the concession of grace.

CLAUSE TWO

The STATE and COPEL consolidate the reimbursement amount in one billion, three hundred, ninety-one million, two hundred, eighty-five thousand, one hundred, fifty-four Reais and twenty-four cents (R$ 1,391,285,154.24), referring to 03.31.2016.

CLAUSE THREE

The STATE is granted a grace period in the payment of interest and amortization in the period from April to December 2016 and, from January to December 2017, only amortization.

Single paragraph. Interest and amortization amounts for the period from April to December 2016, as well as amortization for the period from January to December 2017, will be added to the balance due on the respective due dates set forth in the Fourth Addendum.

CLAUSE FOUR

Exibit 4.1

CLAUSE FOUR

 The balance due, consisting of the amount referred to in Clause Two plus deferred interest and amortization installments, shall be amortized monthly in the remaining period of the agreement, beginning on January 30, 2018.

CLAUSE FIVE

All the provisions of the Instrument of Agreement entered into by the parties on August 4,1994 and addenda remain in force, except for those in disagreement with clauses set forth herein.

IN WITNESS WHEREOF, the parties execute this instrument in two copies of equal tenor and form, together with the witnesses undersigned.

Curitiba, October 31, 2017.

By the ESTATE OF PARANÁ

/s/Carlos Alberto Richa	/s/Paulo Sérgio Rosso
CARLOS ALBERTO RICHA	PAULO SÉRGIO ROSSO
State Governor	State Attorney-General

/s/Mauro Ricardo Machado Costa	/s/Juraci Barbosa Sobrinho
MAURO RICARDO MACHADO COSTA	JURACI BARBOSA SOBRINHO
State Treasury Secretary	Planning and General Coordination State Secretary

By COPEL

/s/Antonio Sergio de Souza Guetter	/s/Adriano Rudek de Moura
ANTONIO SÉRGIO DE SOUZA GUETTER	ADRIANO RUDEK DE MOURA
Chief Executive Officer	Chief Financial and Investor Relations Officer

Witnesses:

1.	2.

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